UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-31368

SANOFI

(Translation of registrant’s name into English)

46, avenue de la Grande Armée, 75017 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

In October 2025, Sanofi published the press releases attached hereto as Exhibits 99.1, 99.2, 99.3, 99.4 and 99.5 which are incorporated herein by reference.

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press Release dated October 17, 2025: Sanofi provides update on regulatory review in the EU for Rezurock to treat chronic graft-vs-host disease

Exhibit 99.2	Press Release dated October 17, 2025: Sanofi’s Wayrilz recommended for EU approval by the CHMP to treat immune thrombocytopenia

Exhibit 99.3	Press Release dated October 20, 2025: Sanofi’s high-dose influenza vaccine demonstrates superior protection for older adults against hospitalization vs standard-dose

Exhibit 99.4	Press Release dated October 20, 2025: ESMO: AlphaMedixTM phase 2 data support first-in-class potential of new targeted alpha therapy in gastroenteropancreatic neuroendocrine tumors

Exhibit 99.5	Press Release dated October 20, 2025: Sanofi’s Tzield accepted for expedited review in the US for stage 3 type 1 diabetes through FDA Commissioner’s National Priority Voucher pilot program

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 24, 2025		SANOFI

	By	/s/ Alexandra Roger
Name: Alexandra Roger Title: Head of Legal Corporate & Finance

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